Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-09

Alianza Minerals Private Placement Fully Subscribed

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, BC, May 13, 2022 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) is pleased to announce the non-brokered private placement of 10 million Units of the Company at a price of $0.075 per Unit for gross proceeds to the Company of up to $750,000 (the “Offering”) is fully subscribed and will be closed shortly.

Each Unit is comprised of one common share and one half of a common share purchase warrant. Each full common share purchase warrant will entitle the holder to purchase one common share for a period of three years from closing of the placement for $0.125 per common share. The common share purchase warrants are non-transferable.

The proceeds from this private placement will be used to fund various activities of Alianza including exploration conducted outside of Canada, project generation and marketing of projects in 2022, and other corporate overhead costs.

Jason Weber, President and CEO of Alianza, noted that “We appreciate the support of those who took part in this financing. We are looking forward to a very busy 2022, building on the high-grade silver results from our Haldane Project in the historic Keno Hill District in 2021, as well as our base and precious metals we will advance with our partners.”

The closing of the Offering is expected to occur shortly, and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSXV”). No finder’s fees will be paid. The common shares and warrants issued with respect to the Offering will be subject to a hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Alianza Minerals Ltd.

Alianza is a discovery focused minerals exploration company, working to provide metals for the modern economy following best ESG practices. Alianza has ongoing exploration programs at the 100% owned flagship Haldane Silver Project in the prolific Keno Hill District, Yukon Territory. Additionally, the Company has a portfolio of gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza has one silver project (Tim, Yukon Territory) optioned to Coeur Mining, Inc., two copper projects (Klondike and Stateline, Colorado) optioned to Allied Copper Corp. and is actively seeking partners to advance other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.